SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Jenuary , 200 7

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - Inquiries:

US Press Inquiries:

Amit Ben-Zvi

Glenn Johnson

Corporate VP, Products & Marketing

EVP, Marketing

Magic Software Enterprises, Ltd.

Magic Software Enterprises, Inc.

+972 (3) 5389661

+1 (949) 250-1718 ext. 203

amit_ben-zvi@magicsoftware.com

gjohnson@magicsoftware.com

Magic Software Wins SAP's Quality Excellence Award for iBOLT Special Edition for SAP® Business One

Or Yehuda, Israel; January 24, 2007- Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, today announced that it has won the  SAP America's 2006 Software Solution Partner Quality Excellence Award. The Award was handed to Magic Software at the SAP Field Kickoff Meeting 2007 in Las Vegas attended by more than 6,000 SAP employees and business partners. Magic Software was recognized for the best overall achievement in quality and excellence among SAP® Business One software solution partners.

"Last year, we recognized Magic Software with the partner innovation award and this year they have built upon that achievement to earn the Solution Partner Quality Excellence Award for the overall quality and performance of iBOLT™

Special Edition," said Ralf Mehnert-Meland, director of Business Development for SAP Business One in the Americas. "More and more of our business partners are finding iBOLT Special Edition from Magic Software to be an excellent solution for extending SAP Business One capabilities to their customers."

SAP Business One delivers a single, integrated solution for small and mid-sized businesses that manages their critical operations, including sales, finance, purchasing, inventory and manufacturing.

iBOLT Special Edition is used by SAP business partners around the world to extend the capabilities of SAP Business One by integrating with existing systems and applications.  iBOLT Special Edition automates vital business processes such as communicating with trading partners, connecting to existing websites, consolidating charts of accounts, synchronizing data across multiples sites, handling service requests and orders over the Web, and more.

”This quality excellence award demonstrates that SAP recognizes the benefit enjoyed by more than 170 business partners around the world who use iBOLT Special Edition to extend SAP Business One’s capabilities,” said Amit Ben-Zvi, vice president of marketing and products for Magic Software. “We are honored that the SME team at SAP Americas has recognized our work and the quality of our solution with this award.”

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Development, Deployment and Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes by aligning their IT with their business operations, by accelerating the evolution to a Service Oriented Architecture through Application Integration and by Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience. We lead the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The company's North American subsidiary is located at 23046 Avenida de la Carlota, Suite 300 Laguna Hills, CA 92653. Telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, www.magicsoftware.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP and/or Magic are intended to identify such forward-looking statements. SAP and/or Magic undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Actual results, as they relate to Magic, may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2006 SAP AG. All rights reserved.

SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: Jenuary 21, 2006

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